

# Jason Hobson

HB+D // Orthogonal

Los Angeles, California

Connect |  Message | More...

**Hobson Bernardino + Davis LLP**

 **University of California, Los Angeles - The Anderson...**

 See contact info

 500+ connections

Attorney, investor and Jedi. Experienced real estate and business attorney based in Los Angeles, California, with clients throughout the United States. Active investor of conscious companies, conscious products and companies making a positive impact --> Orthogonal.

## Experience

### Partner
Hobson Bernardino + Davis LLP
2009 – Present · 9 yrs

### Principal
Orthogonal // Reinmkr
Sep 2011 – Present · 7 yrs 3 mos
Marina del Rey, California
www.orthogonalthinker.com www.reinmkr.com

### Chair
Synergy Community Development Corp.
Oct 2008 – Present · 10 yrs 2 mos
Affordable Housing Development

### Principal
Domus
Oct 2008 – Sep 2012 · 4 yrs
Greater Los Angeles Area

### Sr. Counsel/Vice President
Alliant Capital
Apr 2005 – Oct 2008 · 3 yrs 7 mos
National Tax Credit Syndicator

**Show 2 more experiences** ⌄

## Education











University of California, Los

**University of California, Los Angeles - The Anderson School of Management**
MDE Program
2010 – 2011

University of Californ

**University of California, Hastings College of the Law**
1993 – 1996

University of California, Hastings College of the Law

**University of California, Hastings College of the Law**
1993 – 1996

Law

Show 3 more education